UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A
SPECIALIZED DISCLOSURE REPORT
(Amendment No. 1)

MAXIM INTEGRATED PRODUCTS, INC.
(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-34192 (Commission File Number)	94-2896096 (I.R.S. Employer Identification No.)

160 Rio Robles
San Jose, California 95134
(Address of Principal Executive Offices including Zip Code)

Mark Casper
Vice President, Deputy General Counsel
(408) 601-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

EXPLANATORY NOTE

On May 23, 2018, Maxim Integrated Products, Inc. filed with the Securities and Exchange Commission its Form SD for the reporting period from January 1 to December 31, 2017 (the “Original Form SD”). This Amendment No. 1 on Form SD/A amends and restates the Original Form SD in its entirety to correct the date of the reporting period and other errors.

Section 1 - Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

This Form SD of Maxim Integrated Products, Inc. (“Maxim Integrated” or “we” or the “Company”), covering the calendar-year reporting period ended December 31, 2017, is filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(p) of the Securities Exchange of 1934, as amended (“Exchange Act”), and Rule 13p-1 and Form SD thereunder. Section 13(p) was added to the Exchange Act by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and directed the SEC to adopt rules in the form of Rule 13p-1 and Form SD (together, the “Conflict Minerals Rule” or “Rule”). The Conflict Minerals Rule, as now in effect, requires disclosure of certain information by companies filing reports with the SEC that manufacture, or contract to manufacture, products for which certain minerals specified in Section 13(p) and the Rule as “conflict minerals” are necessary to the functionality or production of those products. These designated “conflict minerals” are gold, tin, tantalum and tungsten. The term “Covered Countries” for purposes of the Conflict Minerals Rule are the Democratic Republic of the Congo (“DRC”), and the following adjoining countries: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

Maxim Integrated has determined that certain of its products contain conflict minerals that are necessary to the functionality or production of such products (“necessary conflict minerals”). Accordingly, we were required under the Rule to conduct a good-faith, reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary conflict minerals in our products either originated in the Covered Countries or came from recycled or scrap materials. The following is a brief description of the RCOI process Maxim Integrated undertook in accordance with the Rule.

Reasonable Country of Origin Inquiry:

Brief description of inquiry:

To satisfy the RCOI requirement of the Conflict Minerals Rule adopted by the SEC under Section 13(p) of the Exchange Act, Maxim Integrated has, in good faith, surveyed all of its direct suppliers using the Responsible Business Alliance (RBA) and the Responsible Minerals Initiative (RMI) Conflict Minerals Reporting Template. This survey reporting template was developed by the RMI to help companies in the electronics and other industries to determine whether any of the designated conflict minerals (as defined above) that are necessary to the functionality or production of their products either came from recycled or scrap sources or originated in one or more of the Covered Countries. As part of the RCOI process, we performed a scoping exercise to understand our multi-tier supply chain, including the relevant supplier and sub-supplier population and the composition of the products or components we procured from such suppliers. We also adopted a framework for evaluating responses from suppliers and identifying potential red flags in suppliers’ responses requiring follow-up inquiries. We have also adopted a company level policy statement on conflict minerals which has been published on our website at http://investor.maximintegrated.com/corporate-responsibility.

Based on the process described above, we believe that we have conducted a good faith reasonable country of origin inquiry for the calendar year ended December 31, 2017. We have documented our performance of the RCOI and our analysis of the supplier responses, along with the scoping of our products to focus on those containing necessary conflict minerals, and relevant suppliers for our internal record keeping purposes.

Results of inquiry:

Based on the RCOI survey responses received from our direct suppliers, and our analysis of such responses, as applied to the calendar year ended December 31, 2017, we were unable to ascertain the source mine and/or country of origin of all of the relevant conflict minerals which are necessary to the functionality or production of our products. Therefore, we proceeded to perform reasonable due diligence procedures as required by Section 13(p) and the Conflict Minerals Rule, and as described in more detail in the accompanying Conflict Minerals Report.

Due Diligence on the Source and Chain of Custody of Its Conflict Minerals:

We are required to exercise due diligence on our necessary conflict minerals' source and chain of custody pursuant to a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas: Third Edition, and the Supplements thereto for gold, tin, tantalum and tungsten (“OECD Due Diligence Guidance”), because the SEC has specified that this is an appropriate nationally or internationally recognized due diligence framework. We have adopted and communicated our conflict mineral policy to our direct suppliers and customers and followed RCOI and due diligence procedures to gather information from our new and existing direct suppliers. In addition, there are also programs in place at Maxim Integrated to encourage our suppliers to source from smelters and refiners subject to rigorous third-party supply chain audits, such as the RMI’s Responsible Minerals Assurance Process (RMAP) and the London Bullion Market Association’s (“LBMA”) Good Delivery program for gold. These and other due diligence measures Maxim Integrated performed in calendar year 2017 are discussed in greater detail in the attached Conflict Minerals Report.

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at: http://investor.maximintegrated.com/financial-information. The content of this website and any other website referred to in this Form SD and/or the accompanying Conflict Minerals Report is not incorporated by reference into either of these documents, or any other document the Company has filed or will file with the SEC.

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01    Exhibit

The following exhibit is filed as part of this report:

Exhibit	Description
1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxim Integrated Products, Inc.

By:     /s/ Mark Casper
Mark Casper
Vice President, Deputy General Counsel

Date: May 30, 2018

EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.